CLIFTON STAR RESOURCES INC.

Suite 836, 470 Granville Street
Vancouver, British Columbia, V6C 1 V5
Tel. Number 604-688-4706
Fax Number: 604-688-4722

INFORMATION CIRCULAR
(As at November 2, 2009, except as indicated)

Clifton Star Resources Inc. (the “Company”) is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held on Monday, December 14, 2009 at the hour of 10:00 a.m. (Vancouver time) at 7th Floor, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 3 rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non objecting beneficial owners”. If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the “shares”), of which 24,316,836 shares are issued and outstanding as of November 2, 2009. Persons who are registered shareholders at the close of business on November 2, 2009 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

On a show of hands, every shareholder and proxyholder will have one vote and, on a poll, every shareholder present in person represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds (2/3) of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company except as follows:

Name	No. of shares owned or controlled	Percentage of outstanding shares
CDS & Co. (1)	21,977,213	90.38%

(1)

The Company is not aware of the beneficial holders of the shares so registered.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at five.

The Company has a Nominating and Corporate Governance Committee and is required to have an Audit Committee. Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned, directly or indirectly, or Controlled or directed (1)
Harry Miller (2)(3) Washington, USA Director, President and CEO	Self-employed businessman	Since October 11, 2007	845,200
Nick Segounis (2)(3) British Columbia, Canada Director	Self-employed businessman; President and Director of Kaplani Holdings Ltd. & Vanity Capital Inc.; director of SMS Holdings Ltd.	Since December 16, 1992	1,319,500
Fred Archibald Ontario, Canada Director	Self-employed professional geologist	Since August 21, 2007	0
Dean S. Rogers (2) Ontario, Canada Director	Self-employed professional geologist	Since January 18, 2007	0
Philip Nolan Quebec, Canada Director	Barrister and Solicitor	Since August 19, 2008	190,500

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 2, 2009, based upon information publicly available or furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Member of the Audit Committee.

(3)

Member of the Nominating and Corporate Governance Committee.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director (or any of their personal holding companies):

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that, while acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The following directors, or proposed director, of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Nick Segounis	Kaplani Holdings Ltd.; Vanity Capital Inc.
Philip Nolan	Imaflex Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program. The board of directors (the “Board” or the “Board of Directors”) meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; (c) provide a compensation package that is commensurate with other mining exploration companies to enable the Company to attract and retain talent; and (d) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mining exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers, as defined below, is fair and reasonable. The Board relies on the experience of its members as officers and directors with other junior mining exploration companies in assessing compensation levels.

Analysis of Elements

Certain of the Named Executive Officers have been paid management fees. Please refer to the “Summary Compensation Table” below.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan (the “Stock Option Plan”).

Long Term Compensation and Option Based Awards

The Company has no long term incentive plans other than the Stock Option Plan. The Company’s directors, officers, consultants and employees are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Options are granted by the Board of Directors. In monitoring or adjusting the option allotments, the Board takes into accounts its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Name Executive Officers and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

·

parties who are entitled to participate in the Stock Option Plan;

·

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the TSX Venture Exchange (the “Exchange”) from the market price on the date of grant;

·

the date on which each option is granted;

·

the vesting period, if any, for each stock option;

·

the other material terms and conditions of each stock option grant; and

·

any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The Board of Directors reviews and approves grants of options on an annual basis and periodically during a financial year.

Pursuant to the Stock Option Plan, the Board of Directors grants options to directors, officers, consultants and employees as incentives. The level of stock options awarded to a Named Executive Officer determined by his position and his potential future contributions to the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the Exchange at the time of the grant of the option.

The Company granted an aggregate total of 300,000 stock options of the Company to the directors and granted 350,000 stock options of the Company to Named Executive Officers during the year ended June 30, 2009.

Summary Compensation Table

For the purposes of this Information Circular, a “Named Executive Officer” means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the June 30, 2009 year end; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at June 30, 2009.

Summary Compensation Table

During the financial year ended June 30, 2009, the Company had two Named Executive Officers: Harry Miller, President and Chief Executive Officer, and Ian Beardmore, Chief Financial Officer.

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial year ended June 30, 2009, in respect of Mr. Miller and Mr. Beardmore. For the information concerning compensation related to previous years, please refer to the Company’s previous Information Circulars available at www.sedar.com.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Harry Miller President and CEO	2009	Nil	Nil	Nil	Nil	Nil	Nil	108,000 (1)	108,000
Ian Beardmore CFO	2009	Nil	Nil	Nil	Nil	Nil	Nil	46,619 (2)	46,619

(1)

This amount was paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Company dated January 1, 2009 as amended October 1, 2009.

(2)

This amount was paid to Mr. Beardmore as consulting fees.

Incentive Plan Awards

The following table discloses the particulars for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year:

Outstanding share based compensation and option based awards

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the money options ($)	Number of shares or units of shares that have not vested (#)	Market of payout value of share- based awards that have not vested ($)
Harry Miller	550,000 350,000	2.50 3.10	01/02/2010 08/26/2010	Nil Nil	206,250 175,000	nil nil
Ian Beardmore	75,000	2.50	05/07/2010	Nil	28,125	nil

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for the Named Executive Officers, the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harry Miller	Nil	Nil	Nil
Ian Beardmore	Nil	Nil	Nil

Pension Plan Benefits

The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payments or benefits at, following or in connection with retirement.

Termination and change of control benefits

On January 1, 2009, the Company entered into a management agreement, as amended on October 1, 2009, (together, the “Management Agreement”) with Harry Miller, President and Chief Executive Officer of the Company, as disclosed above under “Executive Compensation – Summary Compensation Table”. The Management Agreement is effective for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009.

The Management Agreement defines Change of Control as the occurrence of any of:

(a)

the purchase or acquisition of any common shares or securities convertible into common shares (“Convertible Securities”) by a holder which results in the holder beneficially owning, or exercising control or direction over, common shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the holders, the holders would beneficially own, or exercise control or direction over, common shares of the Company carrying the right to cast more than 50% of the votes attaching to all such common shares;

(b)

incumbent directors ceasing to constitute a majority of the board of directors;

(c)

approval by the shareholders of the Company of:

(i)

an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation pursuant to which the shareholders of the Company immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii)

the liquidation, dissolution or winding-up of the Company; or

(iii)

the sale, lease or other disposition of all or substantially all of the assets of the Company.

The following table shows the estimated compensation that would have been payable to Mr. Miller assuming termination and/or change of control events occurred on June 30, 2009.

Payment on Termination without Cause/Death	Payment upon termination after Change of Control
$780,000 (1)	$780,000 (1)

(1)

This amount is comprised of:

(a)

the portion of the Officer's annual retainer, at the rate in effect at the time of the Notice of Termination (as defined in the Management Agreement), then accrued to the Termination Date (as defined in the Management Agreement) which has not been paid to Mr. Miller, plus an amount equal to the amount, if any, of any reimbursable expenses then accrued to the Termination Date which have not been paid;

(b)

an amount equivalent to the quarterly instalments of the annual retainer for the balance of the unserved term of the Management Agreement; and

(c)

an amount equal to two (2) years’ annual retainer.

This calculation assumes that there was no portion of Mr. Miller’s annual retainer or reimbursable expenses, accrued to him, as at June 30, 2009 that was not paid to him. This calculation also takes into account Mr. Miller’s increase in annual compensation to $180,000 as at October 1, 2009.

Director Compensation

The Company currently as five Directors, one of which, Harry Miller, is also a Named Executive Officer. For a description of the compensation paid to the Company’s Named Executive Officer who also acts as a Director, see “Summary Compensation Table”.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except as described below.

Director Compensation Table

The following table sets forth all amounts of compensation paid or granted to the Company’s Directors, other than Named Executive Officers, for the most recently completed financial year. For a description of the compensation paid to the Company’s Named Executive Officers who also act as a Director, see “Summary Compensation Table”.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Nick Segounis	Nil	Nil	Nil	Nil	Nil	Nil
Fred Archibald	120,436 (1)	Nil	Nil	Nil	Nil	120,436
Dean S. Rogers	19,872 (2)	Nil	13,125	Nil	Nil	32,997
Philip Nolan	Nil	Nil	Nil	Nil	Nil	Nil

(1)

This amount paid to Mr. Archibald represents geological fees.

(2)

This amount paid to Mr. Rogers represents geological fees.

The Company has a stock option plan for the granting of incentive stock options to the directors, officers, consultants and employees. The purpose of granting options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards

The following table discloses the particulars for each director, other than those that are also the Named Executive Officers, for awards outstanding at the end of the most recently completed financial year:

Outstanding share-based awards and option-based awards

Name	Option –based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of share or units of shares that have not vested (#)	Market of payout value of share- based awards that have not vested ($)
Nick Segounis	100,000(1)	2.55	02/17/2011	Nil	75,000	Nil
Fred Archibald	200,000(1)	2.65	03/03/2010	Nil	50,000	Nil
Dean S. Rogers	100,000(1)	2.15	01/02/2010	Nil	37,500	Nil
Philip Nolan	200,000(1)	2.55	02/20/2011	Nil	100,000	Nil

(1)

Such options vest 25% on the date of grant and 25% each three months thereafter.

Incentive Plan Awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Nick Segounis	Nil	Nil	Nil
Fred Archibald	Nil	Nil	Nil
Dean S. Rogers	13,125	Nil	Nil
Philip Nolan	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be /issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,912,500	2.58	1,418,605
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,912,500	---	1,418,605

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at November 2, 2009, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors or matters relating to the Stock Option Plan and stock options.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

An “informed person” means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, the Company’s voting securities or who exercises control or direction over the Company’s voting securities or a combination of both carrying more than 10 percent of the voting rights attached to all the Company’s outstanding voting securities other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of the Company’s securities, so long as the Company holds any of its securities.

APPOINTMENT OF AUDITORS

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company. They were first appointed as auditors of the Company on December 31, 1991. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or any of its subsidiaries.

NOMINATING AND CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company’s Board currently consists of five Directors, three of whom are independent based upon the tests for independence set forth in National Instrument 52-110 (“NI 52-110”). Nick Segounis, Dean Rogers and Philip Nolan are independent. Fred Archibald is not independent as he is the Vice President of Operations of the Company. Harry Miller is not independent as he is the President and CEO of the Company

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company’s auditors without management being in attendance. The independent directors discharge their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under “Election of Directors” in this Information Circular.

Board Mandate

The Board has not adopted a Board mandate but has traditionally exercised its control and responsibilities by attending meetings and communicating individually and directly with management.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and for the chairs of each of its committees.

The responsibilities of the chairman of the respective committees are determined by the committees from time to time as deemed necessary.

The Board has not adopted position descriptions for the CEO as the CEO has traditionally been allocated a role and responsibility as determined necessary from time to time.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information; and

2.

access to management and technical experts and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to shareholders. The Board is preparing a Code of Conduct. When finalized, Management and employees will be instructed to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. Any potential candidates for the Board are considered by the independent members of the Board in the course of the Board’s discussion of the appointment. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The members of the Nominating and Corporate Governance Committee are Harry Miller and Nick Segounis. The committee has responsibility for determining compensation for senior management. The directors of the Company do not receive compensation as such.

To determine compensation payable, the Nominating and Corporate Governance Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, Nominating and Corporate Governance Committee annually reviews the performance of the CEO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

The Company does not have any other standing committees other than the Audit Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee’s Charter (the “Charter”)

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

·

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

·

Review and appraise the performance of the Company’s external auditors.

·

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee are financially literate. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Nick Segounis

Independent (1)

Financially literate (1)

Harry Miller

Not Independent (1)

Financially literate (1)

Dean S. Rogers

Independent (1)

Financially literate (1)

(1)

As defined by NI 52-110.

Relevant Education and Experience

The educational background or experience of the following Audit Committee members has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as well as experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities and an understanding of internal controls and procedures for financial reporting:

Nick Segounis has been a Director of the Company since 1992. Mr. Segounis is a director and President of Kaplani Holdings Ld., Vanity Capital Inc. & SMS Holdings Ltd.

Harry Miller has been a Director of the Company since 2007. He has a Bachelor of Commerce Degree (1957) from the University of British Columbia. Mr. Miller was the founder, director and an officer of Medina Coffee, Inc. from 1999 to 2004. He is currently the President of Preferential Equities, Inc., a reporting company in the United States that is not publicly trading.

Dean Rogers has been a Director of the Company since 2008. Mr. Rogers is a Graduate of Queens University (BA in geology, 1958) Currently a member of the Association of Professional Geologists of Ontario. His early years were spent in exploration in Elliot Lake, Lynn Lake, Red Lake and the Pine point camps. Since then, he has held the positions of Chief Geologist at Broulan Reef Gold Mines in Timmins, Ontario, Eagle Gold in Joutel, Quebec and Preissac Molybdenite in Cadillac before returning to Dome Mines Ltd. in 1972 as Chief Geologist, a position he held for 16 years. He has authored several papers on geology and ore relationships at the Dome Mine Ltd. before entering private practice where he has consulted many major firms including Chevron Canada, Goldfields Canada, Canamax Mining, Pentland Firth, Kinross Mines and many others.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors Service Fee (By Category)”.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2009	$50,139	$2,560	$8,900 (est.)	$6, 100 ( est.)
June 30, 2008	$60,807	$ 3,894	$10,342	$15,277

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Approval of 2009 Stock Option Plan

The Company’s Stock Option Plan (the “Old Plan”) dated December 29, 2008 provides that a total of 4,331,105 shares are reserved for issuance upon exercise of stock options granted under the Old Plan. The Company has options outstanding under the Old Plan to purchase 1,418,605 shares.

The Directors propose to adopt a new stock option plan (the “2009 Plan”) to replace the Old Plan, subject to shareholder and regulatory approval. The 2009 Plan increases the number of shares reserved for issuance from 4,331,105 to 4,863,367.

Further, terms added to the 2009 Plan include the following matters:

(a)

The Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods at times when deemed necessary by management and the Board of Directors, in accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards. In order to ensure that optionees are not prejudiced by the imposition of such black-out periods, the 2009 Plan includes a provision (the “Black-Out Provision”) to the effect that any outstanding stock options with an expiry date that falls during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

(b)

The 2009 Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company’s shareholders, or the exchange with the Company’s shareholders, of securities of the Company or securities of another company.

(c)

The 2009 Plan contains a provision that, if pursuant to the operation of the plan’s adjustment provisions, in respect of options granted under the 2009 Plan (the “Subject Options”), an optionee receives options to purchase securities of another company (the “New Company”), such new options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the 2009 Plan relating to expiration of options in cases of death, disability or termination of employment under the 2009 Plan (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that such new options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is two (2) years after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the board.

All existing and outstanding options will count against the number of shares reserved for issuance under the 2009 Plan as long as such options remain outstanding. Upon implementation of the 2009 Plan, all existing options will forthwith be governed by the 2009 Plan. The 2009 Plan may include such further and other amendments as may be required by the Exchange.

The full text of the 2009 Plan will be available for review at the Meeting and prior thereto at the Company’s offices at Suite 836, 470 Granville Street, Vancouver, British Columbia, V6C 1V5 during normal business hours.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

“UPON MOTION IT WAS RESOLVED that the Company’s 2009 Stock Option Plan (as referred to in the Company’s Information Circular dated November 2, 2009), pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 4,863,367 common shares, with such further and other amendments as may be required by the TSX Venture Exchange, be and is hereby authorized, confirmed and approved.”.

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the approval of the 2009 Plan.

(b)

Increase of the Authorized Capital of the Company

Pursuant to the Business Corporations Act (British Columbia), the Company is permitted to have an unlimited number of common shares as its authorized capital. Currently, the Company has an authorized capital of 100,000,000 common shares without par value. Management believes that it is in the Company’s interest to have an unlimited number of common shares and, therefore, recommends that the Company amend its Notice of Articles to increase the number of its authorized shares to an unlimited number of common shares without par value. The alteration of the capital of the Company requires approval by a special resolution of the shareholders.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the Notice of Articles of the Company, in the following form:

“UPON MOTION IT WAS RESOLVED, as a special resolution, that:

1)

the Company be and here is authorized to increase its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value;

2)

the Notice of Articles be altered accordingly, and

3)

the directors of the Company be authorized to revoke the resolution to increase its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value before it is acted on without further approval of the shareholders”.

The Directors of the Company believe the passing of the foregoing special resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the approval of the increase of authorized capital from 100,000,000 common shares to an unlimited number of common shares. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 836, 470 Granville Street, Vancouver British Columbia, V6C 1V5 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 2nd day of November, 2009.

APPROVED BY THE BOARD OF DIRECTORS
“Harry Miller“

Harry Miller
President, Chief Executive Officer and Director